SECURI 05036611 ISSION

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SEC FILE NUMBER
8 - 32108

SEC RECEIVED PROCESSING FEB 2 2005 SECTION 183 WASH., D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CAC Capital Corporation, formerly
Cunningham & Cunningham Investment Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14275 Midway Road, Suite 440
(No. and Street)

Addison	Texas	75001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name)*

400 Parker Square, Suite 250-K	**Flower Mound**	**Texas**	**75028**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond

OATH OR AFFIRMATION

I, Christopher A. Corso, Sr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

CAC Capital Corporation, as of

December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

Title

STUART PATTERSON
Notary Public, State of Texas
My Commission Expires
November 13, 2007

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **None**
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statement of financial condition	2
Statement of income	3
Statement of changes in stockholders' equity	4
Statement of cash flows	5
Notes to financial statements	6 - 7
SUPPLEMENTARY SCHEDULE	
I. Computation of net capital and aggregate indebtedness pursuant to Rule 15c3-1	8
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL	9 - 10

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
400 Parker Square • Suite 250-K • Flower Mound, TX 75028
972-899-1170 • Fax 972-899-1172

INDEPENDENT AUDITOR'S REPORT

Board of Directors
CAC Capital Corporation

We have audited the accompanying statement of financial condition of CAC Capital Corporation formerly Cunningham & Cunningham Investment Co., Inc. as of December 31, 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CAC Capital Corporation as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brad A. Kinder

BRAD A. KINDER, CPA

Flower Mound, Texas
January 18, 2005

CAC CAPITAL CORPORATION
Statement of Financial Condition
December 31, 2004

ASSETS		
Cash	$	369
Receivable from clearing/broker dealer		19,895
Clearing deposit		30,000
Other assets		402
TOTAL ASSETS	$	50,666
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Management fees payable to Parent	$	8,700
Income taxes payable		820
TOTAL LIABILITIES		9,520
Stockholder's Equity		
Common stock, 100,000 shares authorized with $1.00 par value, 10,000 shares issued and outstanding		10,000
Additional paid-in capital		36,500
Accumulated deficit		(5,354)
TOTAL STOCKHOLDER'S EQUITY		41,146
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	50,666

See notes to financial statements.

CAC CAPITAL CORPORATION
Statement of Income
Year Ended December 31, 2004

Revenue	
Securities commissions	$ 67,578
Other revenue	11
TOTAL REVENUE	67,589
Expenses	
Compensation and related costs	26,591
Clearing charges	11,408
Management fees to Parent	12,000
Errors and bad debts	1,467
Professional fees	2,050
Regulatory fees	7,540
Other expenses	2,256
TOTAL EXPENSES	63,312
Net income before provision for income taxes	4,277
Provision for income taxes	820
NET INCOME	$ 3,457

See notes to financial statements.

CAC CAPITAL CORPORATION
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2004

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings / (Accumulated Deficit)	Total
Balances at December 31, 2003	10,000	$ 10,000	$ -	$ 3,539	$ 13,539
Additional capital contributed	-	-	36,500	-	36,500
Distribution to former shareholder	-	-	-	(12,350)	(12,350)
Net income	-	-	-	3,457	3,457
Balances at December 31, 2004	10,000	$ 10,000	$ 36,500	$ (5,354)	$ 41,146

See notes to financial statements.

CAC CAPITAL CORPORATION
Statement of Cash Flows
Year Ended December 31, 2004

Cash flows from operating activities:	
Net income	$ 3,457
Adjustments to reconcile net income to net cash used in operating activities:	
Change in assets and liabilities:	
Increase in receivable from clearing broker/dealer	(19,895)
Increase in clearing deposit	(21,494)
Increase in other assets	(402)
Increase in management fees payable to Parent	8,700
Increase in income taxes payable	820
Net cash used in operating activities	(28,814)
Cash flows from financing activities:	
Additional capital contributed	36,500
Distribution to former shareholder	(12,350)
Net cash provided by financing activities	24,150
Net decrease in cash	(4,664)
Cash and at beginning of year	5,033
Cash at end of year	$ 369

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

CAC Capital Corporation formerly Cunningham & Cunningham Investment Co., Inc (the Company) was organized in May 1984 as a Texas corporation. The Company is a wholly owned subsidiary of Crown Group Holdings, LLC, a Delaware limited liability company (Parent). The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's customers consist primarily of individuals located throughout the United States.

Significant Accounting Policies:

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Security Transactions

Commission revenue and the related expense are recorded on a trade date basis.

Income Taxes

The Company's S corporation election was terminated effective May 17, 2004, upon the change in ownership from an individual to a limited liability company.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement requires minimum charges as follows: January and February 2005 - $1,000, March to May 2005 - $1,500, and June 2005 and subsequent months - $2,000. The agreement also requires the Company to maintain a minimum of $30,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital and net capital requirements of $40,744 and $5,000, respectively. The Company's net capital ratio was .23 to 1. The Company was in net capital deficiency from June 1, 2004 to June 10, 2004 due to the change in ownership of the Company. There were no securities transactions during the time of this deficiency.

Note 4 - Related Party Transactions

The Company has an expense agreement with its Parent, effective May 17, 2004; whereby the Parent will provide office space, administrative services and communications and supplies. Management fees paid under this agreement totaled $12,000 for the year ending December 31, 2004, of which $8,700 is payable to the Parent at December 31, 2004.

Note 5 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company has $49,895, or approximately 98%, of its total assets in commissions receivable and a clearing deposit due from or held by its clearing broker/dealer.

SCHEDULE I

CAC CAPITAL CORPORATION
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
December 31, 2004

Total stockholders' equity qualified for net capital	$ 41,146
Deductions and/or charges	
Non-allowable assets:	
Other assets	402
Net Capital	$ 40,744
Aggregate indebtedness	
Management fees payable to Parent	$ 8,700
Income taxes payable	820
Total aggregate indebtedness	$ 9,520
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 35,744
Ratio of aggregate indebtedness to net capital	.23 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2004 as filed by CAC CAPITAL CORPORATION on amended Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
400 Parker Square • Suite 250-K • Flower Mound, TX 75028
972-899-1170 • Fax 972-899-1172

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
CAC Capital Corporation

In planning and performing our audit of the financial statements and supplemental schedule of CAC Capital Corporation (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BRAD A. KINDER, CPA

Flower Mound, Texas
January 18, 2005